Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to 15 April 2021

13 April 2021 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to a share transfer on behalf of a PDMR and a CAP. In accordance with MAR the relevant FCA notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities following transfer of 6,803 shares from spouse Lesley Pettigrew c) Price(s) and volume(s) Price(s) Volume(s) N/A 6,803 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.04.12 f) Place of the transaction Outside a trading venue 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Lesley Pettigrew 2 Reason for the notification a) Position/status CAP of John Pettigrew, Chief Executive b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Transfer of 6,803 shares held by spouse Lesley Pettigrew to John Pettigrew c) Price(s) and volume(s) Price(s) Volume(s) N/A 6,803 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.04.12 f) Place of the transaction Outside a trading venue

8 April 2021 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.8662 16 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2021.04.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Jonathan Butterworth 2 Reason for the notification a) Position/status Managing Director, National Grid Ventures b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.8662 16 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2021.04.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Interim Chief Strategy and External Affairs Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.8662 14 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2021.04.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.8662 17 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2021.04.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s)

GBP 8.8662 17 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.04.07 f) Place of the transaction London Stock Exchange (XLON)

6 April 2021 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Persons Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the National Grid US Employee Stock Purchase Plan (‘ESPP’) monthly purchase and the notification of a dividend reinvestment on behalf of PDMRs. The relevant FCA notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $50.773985 36.601027 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.04.01 f) Place of the transaction Outside a trading venue 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Andy Doyle 2 Reason for the notification a) Position/status Chief Human Resources Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.78342 99 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.01.14 f) Place of the transaction London Stock Exchange (XLON)

01 April 2021 National Grid plc ('National Grid' or 'Company') Voting Rights and Capital Update National Grid's registered capital as at 31 March 2021 consisted of 3,814,951,606 ordinary shares, of which, 265,759,757 were held as treasury shares; leaving a balance of 3,549,191,849 shares with voting rights. The figure of 3,549,191,849 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Megan Barnes Head of Company Secretariat